Descartes CEO To Host Press Conference

WATERLOO, ONTARIO — Tuesday, September 15, 2009 — Arthur Mesher, Chief Executive Officer of Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), will discuss Descartes’ business at a press conference to be held on Tuesday, September 22nd at 7:00 am central daylight time (CDT) in Chicago at the Hyatt Regency McCormick Place Regency D, 2nd Floor, 2233 South Martin L. King Drive, Chicago, Illinois.

Interested participants can also simultaneously listen to Mr. Mesher’s comments commencing at 7:00 am central daylight time (CDT) as follows:

•	via a teleconference using designated numbers 800-895-5087 for North America or +1 212-231-2929 for international; and
•	via an audio web cast on the Descartes Web site at www.descartes.com/company/investors.

Phone conference dial-in or web cast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call's completion by dialing 800-558-5253 or +1 416-626-4100 and using passcode number 21437761. An archived replay of the web cast will be available at www.descartes.com/company/investors.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes’ offerings is the Descartes Global Logistics Network (GLN), one of the world’s most extensive multi-modal business applications network. As a federated software-as-a-service (SaaS) platform, the Descartes GLN combines with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes’ solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pick up and delivery reliability; and optimize working capital through fleet visibility. Descartes’ hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 450 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Montreal, Miami, Minneapolis, Washington DC, Derby, London, Stockholm, Shanghai, and Toronto. For more information, visit www.descartes.com.

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| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

For more information contact:

Nicole German

Descartes Systems Group

1-416-741-2838 ext. 298

ngerman@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; Descartes’ business and business strategy; the logistics industry; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|